Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 1, 2011

ZORAN ISSUES OPEN LETTER TO STOCKHOLDERS

Proposed Merger with CSR Offers Stockholders Significant Premium and Upside Potential

Through Creation of a Global Leader in Connectivity, Location and Imaging

Zoran Board Believes Adding Ramius Nominees Could Risk Creating Avoidable and

Unnecessary Uncertainty with Customers, Employees and Partners Thereby Jeopardizing the Value Creation Potential of the Proposed Merger of Zoran and CSR

Do Not Sign the Ramius Group’s Consent Card and If You Have You May Revoke that

Consent By Executing the Blue Consent Revocation Card Immediately

SUNNYVALE, CA – March 01, 2011 – Zoran Corporation (NASDAQ:ZRAN) today issued the following open letter to its stockholders:

Following is the text of the letter from Dr. Levy Gerzberg, President and Chief Executive Officer of Zoran, and Uzia Galil, Chairman of the Board of Directors of Zoran, speaking on behalf of Zoran’s Board:

Dear Zoran Stockholder:

We need your support to prevent Ramius LLC from jeopardizing the value creation potential of the proposed merger of Zoran and CSR plc. As we recently announced, Zoran is proposing to merge with CSR in an all stock transaction which offers Zoran stockholders a significant premium – the implied price per share being offered by CSR represents a premium of approximately 39.9% to the closing price of Zoran and a premium of approximately 89%1 to the enterprise value of Zoran net of cash as of February 18, 2011, the last business day before the merger announcement.

Importantly, Zoran stockholders are being offered 35% fully diluted ownership in CSR and will therefore have the opportunity to benefit from the upside of being owners of a larger, stronger and more diversified company, as well as receiving the benefit of significant expected cost synergies in the amount of $50 million in pre-tax run rate by the end of 2011, resulting from the transaction. In addition, CSR has announced a stock buyback in the amount of up to $240 million during the next 12 months, representing approximately 12.4%2 of the proforma company. Combined with the stock buyback, the transaction is expected to be strongly double digit accretive in 2012.

[1]	Based on Zoran’s fully diluted share count as of February 18, 2011 (using the treasury stock method) and Zoran’s cash balance as of January 31, 2011
[2]

12.4% is based on equity value of CSR and equity value of Zoran at the implied price per share offered by CSR as of February 18, 2011, the last business day prior to the announcement of the transaction on February 21, 2011. 12.4% figure is for illustrative purposes only. Actual percentage of shares bought back will depend on the final size of buyback and prices at which shares are repurchased.

This transaction is highly strategic for both Zoran and CSR. The combination of Zoran and CSR creates a top 10 fabless semiconductor company that can provide differentiated, integrated technology solutions to address the rapidly growing market opportunity for connected and location-aware multimedia devices, such as handsets, digital cameras and home entertainment equipment. Our technology portfolios are uniquely complementary and will enable the merged company to deliver advanced platforms both to capture and stream media-rich content. We have already identified a number of opportunities where the combination of our capabilities can provide differentiated product offerings for our customers, THUS POTENTIALLY CREATING SIGNIFICANT VALUE FOR COMPANY STOCKHOLDERS.

WE URGE STOCKHOLDERS TO REJECT RAMIUS’ ATTEMPTS TO TAKE

CONTROL OF OR GAIN REPRESENTATION ON ZORAN’S BOARD; ADDING

RAMIUS NOMINEES COULD RISK UNCERTAINTY WITH CUSTOMERS,

EMPLOYEES AND PARTNERS THEREBY JEOPARDIZING THE VALUE

CREATION POTENTIAL OF THE PROPOSED MERGER

Notwithstanding our belief that the CSR transaction maximizes value for Zoran stockholders, and that Ramius should support the transaction by withdrawing its attempt to replace Zoran’s independent directors, Ramius has continued its consent campaign. Ramius recently issued a press release questioning the CSR transaction, based on what we believe are unfounded and ill-informed assumptions. Zoran’s Board believes that adding Ramius’ nominees could create significant uncertainty among its customers, employees and partners and therefore could jeopardize the value creation of the transaction. Rather than concentrating on Ramius’ disruptive and counterproductive consent campaign, Zoran stockholders should focus their attention on the compelling transaction with CSR that Zoran’s Board negotiated to maximize value for all Zoran stockholders.

Moreover, the backgrounds and agenda of the Ramius nominees raise serious concerns, including a lack of substantive experience with any of Zoran’s current businesses.

Given the critical importance of Board oversight of the completion of the CSR transaction, we believe that now is not the right time to disrupt the composition of the Zoran Board.

ZORAN’S BOARD HAS TAKEN ACTION TO MAXIMIZE STOCKHOLDER

VALUE

Zoran’s Board unanimously determined that CSR’s offer represents the most compelling alternative for Zoran stockholders following a thorough evaluation of a large universe of cash and stock buyers. This process included proactively reaching out to seven cash buyers, none of whom ultimately offered a more compelling transaction.

Independent Wall Street analysts have applauded the rationale of the proposed merger. As one research analyst noted:3

[3]	Amier, Daniel. Lazard Capital Markets, A fine exit for Zoran shareholders—CSR acquires Zoran; HOLD, February 22, 2011 (Permission to use quotation neither sought nor obtained.)

•

“We believe that this is the best possible outcome for Zoran shareholders. There are two other options for the company: 1) Zoran continues with its restructuring and attempts to deliver on the DTV turnaround, and 2) Ramius takes over the board and potentially divests/shutters the DTV business. Neither is likely to result in a better financial outcome for shareholders and especially not in the near term.”

•	“The transaction does have strategic synergies as the two companies compete in two different but adjacent segments.”

•	“We see the announced acquisition of Zoran by CSR as a positive event for shareholders.”

•	“In our opinion it is unlikely that Zoran shareholders would be better off under a Ramius board considering the current takeout price.”

We are confident that this thorough process undertaken over the course of the past several months has resulted in a transaction that creates the greatest value for Zoran stockholders, by both providing an immediate premium as well as permitting continued exposure to upside in the combined businesses. Ramius stated that this transaction “may undervalue” Zoran and questioned “whether [Zoran’s] Board ran a full and fair sale process,” despite the fact that Ramius had absolutely no knowledge of the process that was conducted. We urge you to disregard Ramius’ ill-informed and reactionary rhetoric and we are gratified that, based on recent conversations with stockholders, many Zoran stockholders have acknowledged the significant value creation that could be delivered by a combination with CSR.

REJECT THE RAMIUS GROUP’S EFFORTS TO TAKE CONTROL OF OR

GAIN REPRESENTATION ON THE BOARD BY TAKING THE FOLLOWING

STEPS:

1. Do not sign the Ramius Group’s white consent card;

2. If you have signed the Ramius Group’s white consent card, you may revoke that consent by signing, dating and mailing the enclosed BLUE Consent Revocation Card immediately; and

3. Even if you have not signed the Ramius Group’s white consent card, you can show your support for your Board and fellow stockholders by signing, dating and mailing the enclosed BLUE Consent Revocation Card.

Thank you in advance for your support.

Sincerely,

Uzia Galil	Levy Gerzberg
Chairman of the Board	President and CEO

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This press release does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 to be filed by CSR with the Securities and Exchange Commission (“SEC”), which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. Zoran expects that CSR will file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the Consent Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This press release contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

If you have any questions, require assistance in voting your shares, or need additional copies of Zoran’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885